                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO.  3 )*

                                 Wedgestone Financial
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                   Shares of Beneficial Interest, $1.00 par value
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     948900 10 5
                          ---------------------------------
                                    (CUSIP Number)

           John C. Shaw            James J. Pinto          Kevin L. Crudden
        520 Madison Avenue       235 Sunrise Highway     Robins, Kaplan, Miller
           40th Floor                Suite 3224             & Ciresi L.L.P.
     New York, New York 10022   Palm Beach, FL 33480      2800 LaSalle Plaza
         (212) 980-3883            (212) 980-3883           800 Lasalle Ave
                                                             Mpls, MN 55412
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                                  and Communication)


                                  February 24, 1998
                ------------------------------------------------------
               (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------                                    ------------------
 CUSIP NO.    948900 10 5                                    PAGE 2 OF 19 PAGES
-------------------------                                    ------------------
--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     James J. Pinto
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /


--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                           / /

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
              7   SOLE VOTING POWER

                  1,613,865 (indirectly by PFG Corp.); 100,000 (directly)
  NUMBER OF   ------------------------------------------------------------------
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY
   OWNED BY       6,795,223 (indirectly through Stockwood LLC)
    EACH      ------------------------------------------------------------------
  REPORTING   9   SOLE DISPOSITIVE POWER
   PERSON
    WITH          1,613,865 (indirectly by PFG Corp.); 100,000 (directly)
              ------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                  6,795,223 (indirectly through Stockwood LLC)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,613,865 (indirectly by PFG Corp.); 100,000 (directly)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

     6,795,223
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------


                                                                         2 of 19

                                  SCHEDULE 13D

-------------------------                                    ------------------
 CUSIP NO.    948900 10 5                                    PAGE 3 OF 19 PAGES
-------------------------                                    ------------------
--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PFG Corp.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /


--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                           / /

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
              7   SOLE VOTING POWER

                  1,613,865
  NUMBER OF   ------------------------------------------------------------------
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY
   OWNED BY       0
    EACH      ------------------------------------------------------------------
  REPORTING   9   SOLE DISPOSITIVE POWER
   PERSON
    WITH          1,613,865
              ------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                  0
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,613,685
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/


--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.4%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------


                                                                         3 of 19

                                  SCHEDULE 13D

-------------------------                                    ------------------
 CUSIP NO.    948900 10 5                                    PAGE 4 OF 19 PAGES
-------------------------                                    ------------------
--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John C. Shaw
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /


--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                           / /

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
              7   SOLE VOTING POWER

                  1,663,865 (indirectly by JCS Holdings Corp.);40,834 (directly)
  NUMBER OF   ------------------------------------------------------------------
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY
   OWNED BY       6,795,223 (indirectly through Stockwood LLC)
    EACH      ------------------------------------------------------------------
  REPORTING   9   SOLE DISPOSITIVE POWER
   PERSON
    WITH          1,663,865 (indirectly by JCS Holdings Corp.);40,834 (directly)
              ------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                  6,795,223 (indirectly through Stockwood LLC)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,663,865 (indirectly by JCS Holdings Corp.);40,834 (directly)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

     0
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------


                                                                         4 of 19

                                  SCHEDULE 13D

-------------------------                                    ------------------
 CUSIP NO.    948900 10 5                                    PAGE 5 OF 19 PAGES
-------------------------                                    ------------------
--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JCS Holdings Corp.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /


--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                           / /

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
              7   SOLE VOTING POWER

                  1,663,865
  NUMBER OF   ------------------------------------------------------------------
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY
   OWNED BY       0
    EACH      ------------------------------------------------------------------
  REPORTING   9   SOLE DISPOSITIVE POWER
   PERSON
    WITH          1,663,865
              ------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                  0
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,663,865
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

     0
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.6%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------


                                                                         5 of 19

                                  SCHEDULE 13D

-------------------------                                    ------------------
 CUSIP NO.    948900 10 5                                    PAGE 6 OF 19 PAGES
-------------------------                                    ------------------
--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jerry M. Seslowe
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /


--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                           / /

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
              7   SOLE VOTING POWER

                  1,663,865 (indirectly by JMS Holdings Co. Inc.); 40,833
                 (directly)
  NUMBER OF   ------------------------------------------------------------------
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY
   OWNED BY       6,795,223 (indirectly through Stockwood LLC)
    EACH      ------------------------------------------------------------------
  REPORTING   9   SOLE DISPOSITIVE POWER
   PERSON
    WITH          1,663,865 (indirectly by JMS Holdings Co. Inc.); 40,833
                 (directly)
              ------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                  6,795,223 (indirectly through Stockwood LLC)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,663,865 (indirectly by JMS Holdings Co. Inc.); 40,833 (directly)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

     0
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------


                                                                         6 of 19

                                  SCHEDULE 13D

-------------------------                                    ------------------
 CUSIP NO.    948900 10 5                                    PAGE 7 OF 19 PAGES
-------------------------                                    ------------------
--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JMS Holdings Co. Inc.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /


--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                           / /

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
              7   SOLE VOTING POWER

                  1,663,865
  NUMBER OF   ------------------------------------------------------------------
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY
   OWNED BY       0
    EACH      ------------------------------------------------------------------
  REPORTING   9   SOLE DISPOSITIVE POWER
   PERSON
    WITH          1,663,865
              ------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                  0
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,663,865
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

     0
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.6%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------


                                                                         7 of 19

                                  SCHEDULE 13D

-------------------------                                    ------------------
 CUSIP NO.    948900 10 5                                    PAGE 8 OF 19 PAGES
-------------------------                                    ------------------
--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Richard A. Bartlett
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /


--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                           / /

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
              7   SOLE VOTING POWER

                  1,663,865 (indirectly by RAB Management Corp.); 56,833
                 (directly)
  NUMBER OF   ------------------------------------------------------------------
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY
   OWNED BY       6,795,223 (indirectly through Stockwood LLC)
    EACH      ------------------------------------------------------------------
  REPORTING   9   SOLE DISPOSITIVE POWER
   PERSON
    WITH          1,663,865 (indirectly by RAB Management Corp.); 56,833
                  (directly)
              ------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                  6,795,223 (indirectly through Stockwood LLC)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,663,865 (indirectly by RAB Management Corp.)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

     0
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------


                                                                         8 of 19

                                  SCHEDULE 13D

-------------------------                                    ------------------
 CUSIP NO.    948900 10 5                                    PAGE 9 OF 19 PAGES
-------------------------                                    ------------------
--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RAB Management Corp.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /


--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                           / /

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
              7   SOLE VOTING POWER

                  1,663,865
  NUMBER OF   ------------------------------------------------------------------
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY
   OWNED BY       0
    EACH      ------------------------------------------------------------------
  REPORTING   9   SOLE DISPOSITIVE POWER
   PERSON
    WITH          1,663,865
              ------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                  0
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,663,865
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

     0
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.6%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------


                                                                         9 of 19

                                  SCHEDULE 13D

-------------------------                                    -------------------
 CUSIP NO.    948900 10 5                                    PAGE 10 OF 19 PAGES
-------------------------                                    -------------------
--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stockwood LLC, a Minnesota limited liability company
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /


--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                           / /

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Minnesota
--------------------------------------------------------------------------------
              7   SOLE VOTING POWER

                  6,795,223
  NUMBER OF   ------------------------------------------------------------------
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY
   OWNED BY       0
    EACH      ------------------------------------------------------------------
  REPORTING   9   SOLE DISPOSITIVE POWER
   PERSON
    WITH          6,795,223
              ------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                  0
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,795,223
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/


--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.0%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------


                                                                        10 of 19

INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND SOCIAL SECURITY NUMBERS OF REPORTING PERSONS - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons are also requested to furnish their Social Security or I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "Special Instructions for Complying with Schedule 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held a- a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

(4) Classify the source of funds or other Consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary in row (4):

     CATEGORY OF SOURCE                                                  SYMBOL
     Subject Company (Company whose securities are being acquired). . . . .SC
     Bank . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .BK
     Affiliate (of reporting person). . . . . . . . . . . . . . . . . . . .AF
     Working Capital (of reporting person). . . . . . . . . . . . . . . . .WC
     Personal Funds (of reporting person) . . . . . . . . . . . . . . . . .PF
     Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .OO

(5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6) CITIZENSHIP OR PLACE OF ORGANIZATION - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D.)

(7)-(11),(13) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON, ETC. - Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12) Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(14) TYPE OF REPORTING PERSON - Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

     CATEGORY                                                            SYMBOL
     Broker-Dealer. . . . . . . . . . . . . . . . . . . . . . . . . . . . .BD
     Bank . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .BK


                                                                        11 of 19


     Insurance Company. . . . . . . . . . . . . . . . . . . . . . . . . . .IC
     Investment Company . . . . . . . . . . . . . . . . . . . . . . . . . .IV
     Investment Adviser . . . . . . . . . . . . . . . . . . . . . . . . . .IA
     Employee Benefit Plan, Pension Fund, or Endowment Fund . . . . . . . .EP
     Parent Holding Company . . . . . . . . . . . . . . . . . . . . . . . .HC
     Corporation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .CO
     Partnership. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .PN
     Individual . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .IN
     Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .OO

NOTES:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover - page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their COVER PAGE filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).


SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the federal securities laws or other civil, criminal or regulatory statements or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore in promptly processing statements of beneficial ownership of securities.


                                                                        12 of 19

Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers may result in civil or criminal action against the persons involved for violation of the federal securities laws and rules promulgated thereunder.

GENERAL INSTRUCTIONS

     i. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

     ii. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Matter incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

     iii. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (I) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (I), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and each executive officer and director of any corporation or other person ultimately in control of such corporation.


                                                                        13 of 19

ITEM 1.        SECURITY AND ISSUER

     This Amendment No. 3 amends the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on or about June 15, 1992 by each of James J. Pinto, John C. Shaw, Jerald M. Seslowe and Richard A. Bartlett III, and their respective affiliates, and amended by each of such persons on or about November 18, 1994, together with the Schedule 13D filed with the Commission on or about March 6, 1996 by Stockwood LLC.

     This Schedule 13D relates to shares of beneficial interest, $1.00 par value (the "Shares") of Wedgestone Financial, a Massachusetts business trust ("Wedgestone"). The principal executive office and mailing address of Wedgestone is 5200 North Irwindale Avenue, Suite 168, Irwindale, California 91706. This Schedule 13D is being filed because the Reporting Persons have formed a group for the purpose described below.

     This Amendment is being filed because the foregoing persons and their affiliates have revised the purpose of the transaction (see Item 4 below).

ITEM 2.        IDENTITY AND BACKGROUND

     This Amendment is filed on behalf of the Pinto Reporting Persons, the Shaw Reporting Persons, the Seslowe Reporting Persons and the Bartlett Reporting Persons, all as defined below, and Stockwood LLC. All of the foregoing persons or entities are collectively referred to herein as the "Reporting Persons."

PINTO REPORTING PERSONS

     This statement is being filed on behalf of (i) PFG Corp., a Delaware corporation which primarily acts as an investment holding company for James J. Pinto with its principal business address at 235 Sunrise Highway, Suite 3224, Palm Beach, Florida 33480, and (ii) James J. Pinto the president and sole stockholder of PFG Corp. (collectively PFG Corp. and Mr. Pinto are referred to as the "Pinto Reporting Persons"). Mr. Pinto is the President of PFG Corp. and his primary business address is 235 Sunrise Highway, Suite 3224, Palm Beach, Florida 33480. Mr. Pinto's ownership of the Shares is indirect as a result of his ownership and control of PFG Corp. (See Item 5)

SHAW REPORTING PERSONS

     This statement is being filed on behalf of (i) JCS Holdings Corp., a Delaware corporation ("JCS Corp."), which primarily acts as a personal investment holding company for John C. Shaw with its principal business address at 65 Roosevelt Avenue, Valley Stream, New York 11581, and (ii) John C. Shaw the president and sole stockholder of JCS Corp. (collectively JCS Corp. and Mr. Shaw are referred to as the "Reporting Persons"). Mr. Shaw is a Managing Director of Resource Holdings Ltd., his primary business activity, and his principal business address is 520 Madison Avenue, New York, New York 10022 (40th Floor). Mr. Shaw's ownership of the Shares is indirect as a result of his ownership and control of JCS Corp. (See Item 5)

SESLOWE REPORTING PERSONS

     This statement is being filed on behalf of (i) JMS Holdings Corp., a Delaware corporation ("JMS Corp."), which primarily acts as a personal investment holding company for Jerry M. Seslowe with its principal business address at 65 Roosevelt Avenue, Valley Stream, New York 11581, and (ii) Jerry M. Seslowe the president and sole stockholder of JMS Corp. (collectively JMS Corp. and Mr. Seslowe are referred to as the "Reporting Persons"). Mr. Seslowe is a Managing Director of Resource Holdings Ltd., his primary business activity, and


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his principal business address is 520 Madison Avenue, New York, New York 10022
(40th Floor). Mr. Seslowe's ownership of the Shares is indirect as a result of his ownership and control of JMS Corp. (See Item 5)

BARTLETT REPORTING PERSONS

     This statement is being filed on behalf of (i) RAB Management Corp. a Delaware corporation ("RAB Corp."), which primarily acts as a personal investment holding company for Richard A. Bartlett with its principal business address at 65 Roosevelt Avenue, Valley Stream, New York 11581, and (ii)
Richard A. Bartlett the president and sole stockholder of RAB Corp. (collectively RAB Corp. and Mr. Bartlett are referred to as the "Reporting Persons"). Mr. Bartlett is a Managing Director of Resource Holdings Ltd., his primary business activity, and his principal business address is 520 Madison Avenue, New York, New York 10022 (40th Floor). Mr. Bartlett's ownership of the Shares is indirect as a result of his ownership and control of RAB Corp. (See
Item 5)

STOCKWOOD LLC

     This statement is being filed on behalf of Stockwood LLC, a Minnesota limited liability company ("Stockwood"), with its principal business address at 520 Madison Avenue, 40th Floor, New York, New York 10022. The principal business of Stockwood is to hold the shares of Wedgestone along with and as security for certain debt owing to Wedgestone Financial. Stockwood is strictly a holding company with no present operations or employees.

     Stockwood is indirectly owned and/or controlled by Resource Holdings Associates ("Associates"), 520 Madison Avenue, New York, New York 10022 (40th Floor). John Shaw is the managing director and a shareholder of Resource Holdings Ltd., the general partner of Associates, and is also a trustee of Wedgestone and beneficially owns in excess of 5% of the shares of Wedgestone as reported on a Schedule 13D filed on or about June 15, 1992, and amended on or about November 18, 1994. Two other shareholders of Resource Holdings Ltd., Richard A. Bartlett III and Jerry M. Seslowe each beneficially owns in excess of 5% of the shares of Wedgestone as reported on separate Schedule 13Ds filed on or about June 15, 1992.

     Stockwood is also indirectly owned by PFG Corp. PFG Corp. is an entity beneficially owned and controlled by James J. Pinto, who owns beneficially in excess of 5% of the shares of Wedgestone as reported on a Schedule 13D filed on or about June 15, 1992 and amended on or about November 18, 1994.

     Each of the Messrs. Shaw, Pinto, Seslowe and Bartlett disclaim beneficial ownership of any Shares held by the other shareholders and specifically Mr. Pinto disclaims beneficial ownership of Shares held by Resource and Messrs. Shaw, Seslowe and Bartlett disclaim beneficial ownership of Shares held by PFG Corp.

                                     * * * * * *

     To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Messrs. Pinto, Shaw, Seslowe and Bartlett are citizens of the United States of America.


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ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Reporting Persons received the securities described in Item 5 below in 1992 and 1994 except for Stockwood LLC which received the securities in March 1996. Since 1995, the Reporting Persons (other than Stockwood LLC as indicated in the prior sentence) have not purchased additional Shares of Wedgestone.

ITEM 4.        PURPOSE OF TRANSACTION

     The Reporting Persons previously acquired the securities of Wedgestone in the ordinary course of their business. On February 9, 1998, the Board of Trustees of Wedgestone approved a cash tender offer (the "Offer") to acquire all of the outstanding shares of Wedgestone, other than from the Reporting Persons for $0.67 per share (the "Per Share Amount"), net to the seller in cash, upon the terms and subject to the conditions of the Offer in connection with a proposed "going private" transaction.

     Following consummation of the Offer, the Reporting Persons, if necessary, may form a company and merge with and into Wedgestone (the "Merger"), with Wedgestone being the surviving entity. After the Merger, the Reporting Persons will collectively own all of the Shares.

     In connection with the Offer and the Merger, the Reporting Persons and Wedgestone have entered into a Clawback Agreement dated as of February 9, 1998 which provides that if there is a "change of control" of Wedgestone within one
(1) year following the later of the date of consummation of the Offer or the date of consummation of the Merger, which results in the receipt by the Reporting Persons of a sum in excess of $14,663,398 (i.e., the Per Share Amount multiplied by the 21,885,668 shares currently issued and outstanding), the public shareholders shall receive their proportionate share of any excess over the Per Share Amount.

     The foregoing description is qualified in its entirety by the Clawback Agreement which is attached hereto as Exhibit A and incorporated by reference.

     If the Merger is consummated as contemplated in the Offer to Purchase to be filed by Wedgestone with the Securities and Exchange Commission, then (i) each of the outstanding shares of Wedgestone (other than shares held by shareholders who have demanded and perfected dissenter's rights, if any, under Massachusetts law) will be converted into the right to receive cash, (ii) Wedgestone's Board of Trustees will be replaced with a new Board of Trustees, consisting of four members, consisting of Messrs. Pinto, Shaw, Seslowe, and Bartlett, (iii) Wedgestone's Shares will no longer be listed on Nasdaq and (iv) the registration of Wedgestone's Shares under Section 12(b) of the Securities Exchange Act of 1934 will be terminated.

     Other than as set forth in this statement, none of the Reporting Persons presently has any present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Schedule 13D, or any agreement regarding such matters, although they may in the future take actions that would have such consequences.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b)

     The direct beneficial ownership of Shares of the Pinto Reporting Persons is 1,613,865 Shares owned by PFG Corp. and 100,000 Shares owned by Mr. Pinto which, in the aggregate, constitute 7.9% of the outstanding shares of Wedgestone. By reason of ownership and control of PFG Corp., Mr. Pinto may be deemed to be a beneficial owner of the Shares owned by PFG Corp. By reason of ownership of P-Wood, Inc., which has a


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minority ownership in Stockwood LLC, the Pinto Reporting Persons disclaim beneficial interest of Shares owned by P-Wood, Inc. through Stockwood LLC.

     The direct beneficial ownership of Shares of the Shaw Reporting Persons is 1,663,865 Shares owned by JCS Corp. and 40,834 Shares owned by Mr. Shaw which constitute approximately 7.8% of the outstanding Shares of Wedgestone. By reason of ownership and control of JCS Corp., Mr. Shaw may be deemed to be a beneficial owner of the Shares owned by JCS Corp.

     The direct beneficial ownership of Shares of the Seslowe Reporting Persons is 1,663,865 Shares owned by JMS Corp. and 40,833 Shares owned by Mr. Seslowe which constitute approximately 7.8% of the outstanding Shares of Wedgestone. By reason of ownership and control of JMS Corp., Mr. Seslowe may be deemed to be a beneficial owner of the Shares owned by JMS Corp.

     The direct beneficial ownership of Shares of the Bartlett Reporting Persons is 1,663,865 Shares owned by RAB Corp. and 56,833 Shares owned by Mr. Bartlett which constitute approximately 7.9% of the outstanding Shares of Wedgestone. By reason of ownership and control of RAB Corp., Mr. Bartlett may be deemed to be a beneficial owner of the Shares owned by RAB Corp.

     (c), (d) and (e)

     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to any securities of Wedgestone other than the Clawback Agreement described in Item 4.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

     1. Clawback Agreement by and among Wedgestone, PFG Corp., JCS Corp., JMS Corp., RAB Corp. and Stockwood LLC dated February 9, 1998.

                                     * * * * * *


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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        JCS Holdings Corp.

February 24, 1998                          /s/ John C. Shaw
                                        --------------------------------
                                        John C. Shaw
                                        Its:  President


                                           /s/ John C. Shaw
                                        --------------------------------
                                        John C. Shaw, individually


                                        PFG Corp.

February 24, 1998                          /s/ James J. Pinto
                                        ---------------------------------
                                        James J. Pinto
                                        Its:  President


                                           /s/ James J. Pinto
                                        --------------------------------
                                        James J. Pinto, individually


                                        JMS Holdings Corp.

February 24, 1998                         /s/ Jerry M. Seslowe
                                        --------------------------------
                                        Jerry M. Seslowe
                                        Its:  President


                                           /s/ Jerry M. Seslowe
                                        --------------------------------
                                        Jerry M. Seslowe, individually


                                        RAB Management Corp.

February 24, 1998                         /s/ Richard A. Bartlett III
                                        --------------------------------
                                        Richard A. Bartlett III
                                        Its:  President


                                           /s/ Richard A. Bartlett III
                                        --------------------------------
                                        Richard A. Bartlett III, individually


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



                                        Stockwood LLC

February 24, 1998                         /s/ John C. Shaw
                                        --------------------------------
                                        John C. Shaw
                                        Its:  General Manager




     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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